UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                              AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 9, 2003
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,972,001(1)
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,972,001
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,972,001
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________


______________________________

1 The number of shares listed in this Amendment No. 6 reflects that as of August 31, 2003 the Issuer's Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $8.94 per share. The Issuer provides the Reporting Persons an updated calculation of the Series C Preferred Stock conversion price on a monthly basis and accordingly for purposes of this
Schedule 13D the number of shares of Class A Common Stock issuable upon conversion of the Series C Preferred Stock reflects the conversion price as of August 31, 2003.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,972,001
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,972,001
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,972,001
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  962,385
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  962,385
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  962,385
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  7,443,937
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  7,443,937
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  7,443,937
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  279,411
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  279,411
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  279,411
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IIA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  2,286,239
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  2,286,239
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,286,239
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------

                                    Preamble
                                    --------


           This Amendment No. 6 ("Amendment No. 6") relates to the Schedule 13D originally filed on August 18, 2000, as amended by Amendment No. 1 filed on March 23, 2001, Amendment No. 2 filed on February 19, 2002, Amendment No. 3 filed on July 10, 2002, Amendment No. 4 filed on May 22, 2003 and Amendment No. 5 filed on July 8, 2003 (the "Schedule 13D") by AEA Investors Inc. ("AEA Investors"), AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities"), AEA XM Investors IA LLC, a Delaware limited liability company ("AEA XM IA") and AEA XM Investors IIA LLC, a Delaware limited liability company ("AEA XM IIA", and together with AEA XM IA, the "New AEA Investors", and together with the AEA XM Entities, AEA XM Investors Inc. and AEA Investors, the "Reporting Persons"), in connection with (i) the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, and (ii) the purchase by the New AEA Investors of an aggregate $7.7 million in initial value of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes"), each as described in Item 3 of the Schedule 13D.

           The text of items 4, 5, 6 and 7 and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that the AEA XM Entities, the New AEA Investors, the Issuer and certain other significant shareholders of the Issuer entered into that certain Amendment No. 1 to Amended and Restated Director Designation Agreement, dated as of September 9, 2003 (the "Amendment No. 1 to Amended and Restated Director Designation Agreement"), which amendment removed the AEA XM Entities and the New AEA Investors as parties to that certain Amended and Restated Director Designation Agreement, dated as of February 1, 2003 (the "Prior Director Designation Agreement"). The Prior Director Designation Agreement, as amended by Amendment No. 1 to Amended and Restated Director Designation Agreement, is referred to herein as the "Amended and Restated Director Designation Agreement". The AEA XM Entities and the New AEA Investors previously reported on Amendment No. 5 to this Schedule 13D that, in connection with Pierce J. Roberts, Jr.'s retirement from employment with AEA Investors and its affiliates, Mr. Roberts ceased serving as the designee of the AEA XM Entities and the New AEA Investors on the Issuer's board of directors pursuant to the Prior Director Designation Agreement.

           Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 18 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------


Item 4.    Purpose of Transaction.
           -----------------------

           Item 4 is hereby amended by amending and restating in its entirety the second paragraph of Item 4 to read as follows:

           Certain of the rights of the AEA XM Entities and the New AEA Investors with respect to the Issuer are governed by the Third Amended and Restated Shareholders Agreement, dated as of June 16, 2003 (the "Shareholders' Agreement") by and among the Issuer, the AEA XM Entities, the New AEA Investors and certain other shareholders and Note holders of the Issuer. The AEA XM Entities and the New AEA Investors also entered into a standstill agreement (the "Standstill Agreement") pursuant to which they have agreed to not take certain actions in opposition to a proposed charter amendment to increase the Issuer's authorized Class A Common Stock to 600,000,000 shares, which charter amendment has been approved. Certain material provisions of the Shareholders' Agreement, the Amended and Restated Director Designation Agreement and the Standstill Agreement are described in more detail in Item 6 below.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is hereby amended and restated in its entirety to read as follows:

           The Reporting Persons do not believe they will be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement, because all of the provisions relating to acquiring, holding, voting or disposing of the Issuer's securities have been deleted from the Shareholders' Agreement pursuant to the most recent amendment and restatement thereof. The Reporting Persons believe that if they were deemed to be part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Prior Director Designation Agreement, they will no longer be deemed so because the Reporting Persons are not parties to the Amended and Restated Director Designation Agreement.

               The AEA XM Entities and the New AEA Investors collectively beneficially own 10,972,001 shares of Class A Common Stock, on an as-converted basis, constituting 7.9 % of the Class A Common Stock outstanding as of August 31, 2003. As of August 31, 2003 the Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $8.94 per share. The Issuer provides the Reporting Persons an updated calculation of the Series C Preferred Stock conversion price on a semiannual basis and accordingly, for purposes of this Schedule 13D, the number of shares of Class A Common Stock issuable upon conversion of the Series C Preferred Stock reflects the conversion price as of August 31, 2003. The Notes are convertible into Class A Common Stock at a conversion price of $3.18 per share.

               On August 8, 2000, AEA XM I acquired 6,689 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and on August 8, 2000, AEA XM II

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 10 of 18 Pages
           -----------                                  ----  ----
-----------------------------                      -----------------------------


acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share. AEA XM I holds of record and therefore directly beneficially owns and has the sole direct power to vote 6,869 shares of Series C Preferred Stock which as of August 31, 2003 were convertible into 962,385 shares of Class A Common Stock (the "AEA XM I Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM I Reported Shares. AEA XM I has the sole direct power to dispose of the AEA XM I Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM I Reported Shares. AEA XM II holds of record and therefore directly beneficially owns and has the sole direct power to vote 53,131 shares of Series C Preferred Stock which as of August 31, 2003 were convertible into 7,443,937 shares of Class A Common Stock (the "AEA XM II Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM II Reported Shares. AEA XM II has the sole direct power to dispose of the AEA XM II Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM II Reported Shares.

           On January 28, 2003 AEA XM IA acquired $838,645.50 in initial value of Notes and on January 28, 2003 AEA XM IIA acquired $6,861,354.50 in initial value of Notes. AEA XM IA holds of record $838,645.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote 279,411 shares of Class A Common Stock issuable as of August 31, 2003 upon conversion thereof (the "AEA XM IA Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IA Reported Shares. AEA XM IA has the sole direct power to dispose of the AEA XM IA Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IA Reported Shares. AEA XM IIA holds of record $6,861,354.50 in initial value of Notes and therefore directly beneficially owns and has the sole direct power to vote 2,286,239 shares of Class A Common Stock issuable as of August 31, 2003 upon conversion thereof (the "AEA XM IIA Reported Shares"). AEA Investors and AEA XM Investors have the indirect power to vote the AEA XM IIA Reported Shares. AEA XM IIA has the sole direct power to dispose of the AEA XM IIA Reported Shares. AEA Investors and AEA XM Investors have the indirect power to dispose of the AEA XM IIA Reported Shares.

           To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to September 9, 2003.

           The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 11 of 18 Pages
           -----------                                  ----  ----
-----------------------------                      -----------------------------


           Item 6 is hereby amended by amending and restating in its entirety the first paragraph of Item 6 to read as follows:

           The summary descriptions contained in this Item 6 of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement, which is filed as Exhibit 21 hereto and herein incorporated by reference, and the Registration Rights Agreement, which is filed as Exhibit 13 hereto and herein incorporated by reference. The summary descriptions contained in this
Item 6 of the Voting Agreement (as defined herein), the Standstill Agreement and the Amended and Restated Director Designation Agreement are qualified in their entirety by reference to the full text of each of the Voting Agreement, which is filed as Exhibit 15 hereto and herein incorporated by reference, the Standstill Agreement, which is filed as Exhibit 16 hereto and herein incorporated by reference and the Amended and Restated Director Designation Agreement, which is filed as Exhibits 14 and 19 hereto and herein incorporated by reference.

           Item 6 is hereby amended by adding the following at the end of the last paragraph following the "Shareholders' Agreement" caption to read as follows:

           Effective as of June 16, 2003, the Shareholders' Agreement was amended and restated to incorporate certain covenants that were formerly contained in the Note Purchase Agreement.

           Item 6 is hereby amended by amending and restating in its entirety the paragraph immediately following the "Director Designation Agreement" caption to read as follows:

           Pursuant to the Amended and Restated Director Designation Agreement, the Issuer's board of directors shall consist of at least seven members, one of whom shall be designated by Clear Channel, two of whom shall be independent directors of recognized industry experience and stature whose nominations must be approved by certain of the parties to the Amended and Restated Director Designation Agreement, one of whom shall be the Issuer's Chairman, one of whom shall be the Issuer's President and Chief Executive Officer, and, at Honda's option, one of whom shall be designated by Honda. Each of the parties to the Amended and Restated Director Designation Agreement has agreed to vote its shares of capital stock in favor of the persons nominated as directors in accordance with the provisions of the Amended and Restated Director Designation Agreement. The foregoing board designation rights are subject to the parties to the Amended and Restated Director Designation Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

           Item 6 is hereby amended by amending and restating in its entirety the last paragraph of Item 6 to read as follows:

           Other than the Shareholders' Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 12 of 18 Pages
           -----------                                  ----  ----
-----------------------------                      -----------------------------


Persons or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

           Item 7 is hereby amended by adding the following:

           Exhibit No.          Description
           -----------          -----------

                  18            Joint Filing Agreement dated as of September 9,
                                2003.

                  19 Amendment No. 1 to Amended and Restated Director Designation Agreement dated as of September 9, 2003

                  20 Amended and Restated Note Purchase Agreement dated as of June 16, 2003 incorporated herein by reference to Exhibit 10.40 to XM Satellite Radio Holding Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 10-Q dated August 14, 2003, as filed with the Securities and Exchange Commission on August 14, 2003.

                  21 Third Amended and Restated Shareholders and Noteholders Agreement dated as of June 16, 2003 incorporated herein by reference to Exhibit 10.1 to XM Satellite Radio Holding Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 10-Q dated August 14, 2003, as filed with the Securities and Exchange Commission on August 14, 2003.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 13 of 18 Pages
           -----------                                  ----  ----
-----------------------------                      -----------------------------


                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 2003

                             AEA INVESTORS INC.

                             By: /s/ Christine J. Smith
                                 -------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President

                             AEA XM INVESTORS INC.

                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President


                             AEA XM INVESTORS I LLC

                             By:  XM Investors I LP, its Sole Member
                             By:  AEA XM Investors Inc., its General Partner


                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President


                             AEA XM Investors II LLC

                             By:  XM Investors II LP, its Sole Member
                             By:  AEA XM Investors Inc., its General Partner


                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 14 of 18 Pages
           -----------                                  ----  ----
-----------------------------                      -----------------------------


                             AEA XM INVESTORS IA LLC

                             By:  XM INVESTORS IA LP, its Sole Member
                             By:  AEA  XM INVESTORS INC., its General Partner

                                  By: /s/ Roger Freeman
                                      -------------------------------
                                      Name:  Roger Freeman
                                      Title: President


                             AEA XM INVESTORS IIA LLC

                             By:  XM INVESTORS IIA LP, its Sole Member
                             By:  AEA XM INVESTORS INC., its General Partner

                                  By: /s/ Roger Freeman
                                      ---------------------
                                      Name:  Roger Freeman
                                      Title: President

                                  SCHEDULE 13D

                                Index to Exhibits
                                -----------------


Exhibit No.           Description
-----------           -----------

        18            Joint Filing Agreement dated as of September 9, 2003.

        19 Amendment No. 1 to Amended and Restated Director Designation Agreement dated as of September 9, 2003

        20 Amended and Restated Note Purchase Agreement dated as of June 16, 2003 incorporated herein by reference to Exhibit
                      10.40 to XM Satellite Radio Holding Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 10-Q dated August 14, 2003, as filed with the Securities and Exchange Commission on August 14, 2003.

        21 Third Amended and Restated Shareholders and Noteholders Agreement dated as of June 16, 2003 incorporated herein by reference to Exhibit 10.1 to XM Satellite Radio Holding Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 10-Q dated August 14, 2003, as filed with the Securities and Exchange Commission on August 14, 2003.

                                                                      Exhibit 18
                                                                      ----------

                             Joint Filing Agreement
                             ----------------------

               In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Dated:  September 9, 2003

                             AEA INVESTORS INC.

                             By: /s/ Christine J. Smith
                                 -------------------------------
                                 Name:  Christine J. Smith
                                 Title: Vice President

                             AEA XM INVESTORS INC.

                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President


                             AEA XM INVESTORS I LLC

                             By:  XM Investors I LP, its Sole Member
                             By:  AEA XM Investors Inc., its General Partner


                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President


                             AEA XM Investors II LLC

                             By:  XM Investors II LP, its Sole Member
                             By:  AEA XM Investors Inc., its General Partner


                             By: /s/ Roger Freeman
                                 -------------------------------
                                 Name:  Roger Freeman
                                 Title: President

                             AEA XM INVESTORS IA LLC

                             By:  XM INVESTORS IA LP, its Sole Member
                             By:  AEA  XM INVESTORS INC., its General Partner

                                  By: /s/ Roger Freeman
                                      -------------------------------
                                      Name:  Roger Freeman
                                      Title: President


                             AEA XM INVESTORS IIA LLC

                             By:  XM INVESTORS IIA LP, its Sole Member
                             By:  AEA XM INVESTORS INC., its General Partner

                                  By: /s/ Roger Freeman
                                      ---------------------
                                      Name:  Roger Freeman
                                      Title: President

                                                                      Exhibit 19
                                                                      ----------


                               AMENDMENT NO. 1 to

               AMENDED AND RESTATED DIRECTOR DESIGNATION AGREEMENT

        This Amendment No. 1 dated as of September 9, 2003 (this "Amendment") to the Amended and Restated Director Designation Agreement dated as of January 28, 2003 (the "Current Agreement", and as amended by this Amendment, the "Agreement"), is hereby entered into by and among XM Satellite Radio Holdings Inc., a corporation duly organized under the laws of the State of Delaware (the "Company"); Clear Channel Investments, Inc., a corporation duly organized under the laws of the State of Nevada ("Clear Channel"); Hughes Electronics Corporation, corporation duly organized under the laws of Delaware ("Hughes"); American Honda Motor Co., Inc., a corporation duly organized under the laws of the State of California ("Honda"); and Madison Dearborn Capital Partners III, L.P. ("Madison Capital"), Madison Dearborn Special Equity III, L.P. ("Madison Equity"), and Special Advisors Fund I, LLC ("Madison Advisors" and, collectively with Madison Capital and Madison Equity, each an entity duly organized under the laws of the State of Delaware, "Madison"). Clear Channel, Honda, Hughes and Madison are collectively referred to herein as the "Investors." The Company and the Investors are collectively referred to herein as the "Parties." AEA XM Investors I LLC, AEA XM Investors II LLC, AEA XM Investors IA LLC and AEA XM Investors IIA LLC, each a limited liability company organized under the laws of the State of Delaware (individually or collectively "AEA XM") are becoming parties hereto solely for the purposes of agreeing to the amendment of the Current Agreement by this Amendment and terminating their respective rights and obligations thereunder. Upon effectiveness of this Amendment, each of AEA XM Investors I LLC, AEA XM Investors II LLC, AEA XM Investors IA LLC and AEA XM Investors IIA LLC shall cease to be a party to the Agreement and all of their respective rights and obligations thereunder shall be terminated.

                                   WITNESSETH
                                   ----------

        WHEREAS, the Company, the Investors, and AEA XM are parties to the Current Agreement, dated as of January 28, 2003, that relates to the designation of the Company's directors; and

        WHEREAS, AEA XM desires to cease to be party to the Current Agreement and to cease to have any right that its designee be elected to the Company's Board of Directors; and

        WHEREAS, the Company and each of the Investors believe it to be in the best interests of the Company and the mutual best interests of each of the Investors to continue to have certain agreements with respect to the designation of directors of the Company.

        NOW, THEREFORE, in consideration for the mutual covenants contained herein, the adequacy, receipt, and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

                                   ARTICLE I.
                                   ----------

                                   DEFINITIONS
                                   -----------

        Section 1.1 Capitalized terms used but not otherwise defined herein shall have the receptive meanings as set forth in the Current Agreement. All references to the "Agreement" in the Current Agreement, as amended, shall be deemed to refer to the Current Agreement, as amended, supplemented or otherwise modified from time to time.

                                   ARTICLE II.
                                   -----------

                             AMENDMENT OF ARTICLE II
                             -----------------------

        Section 2.1 (a) Section 2.1 (a) of the Current Agreement is hereby amended by deleting Section 2.1(a)(v) thereof and substituting therefor the phrase "[Intentionally Deleted]"

        (b) Section 2.1(b) of the Current Agreement is hereby amended by deleting the third sentence thereof relating to the rights of AEA XM.

        (c) Section 2.4 of the Current Agreement is hereby deleted in its entirety and the following substituted therefor:

                      Section 2.4 Partial  Termination.  If the Investors at any
               time beneficially own in excess of 50% of the voting securities of the Company, then this Agreement shall terminate automatically as to the following, in all respects, first, Clear Channel, and second (if necessary), Madison, until the remaining Investors beneficially own 50% or less of the voting securities of the Company. The Parties shall take all actions to reflect any such partial termination as may be reasonably requested by the Company or any other Party. Thirty (30) days prior to a date for payment of interest (an "Interest Payment") under any of (i) the New Notes, (ii) the 10% Senior Secured Convertible Note due 2009 of the Company and XM Satellite Radio Inc. in favor of General Motors Corporation, and (iii) the Credit Agreement among the Company, XM Satellite Radio Inc. and General Motors Corporation, the Company shall calculate the Investors' beneficial ownership of voting securities of the Company (with a copy of such calculation to be furnished to each of the Investors). Each Investor shall provide the Company with at least ten (10) days prior written notice of its intent to purchase any voting securities of the Company. If any proposed purchase of voting securities or Interest Payment would cause the beneficial ownership of the Investors to be in excess of 50%, then the Parties shall take such actions as necessary to remove Investors as Parties to this Agreement in the order set forth above.

        (d) Schedule I of the Current Agreement is hereby amended by deleting the name, address and facsimile number of AEA XM.

                                  ARTICLE III.
                                  ------------

                                  MISCELLANEOUS
                                  -------------

        Section 3.1 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW PROVISIONS THEREOF.

        EACH OF THE PARTIES ACKNOWLEDGES THAT (i) IT IS A KNOWLEDGEABLE, INFORMED, SOPHISTICATED BUSINESS ENTITY CAPABLE OF UNDERSTANDING AND EVALUATING THE PROVISIONS SET FORTH IN THIS AGREEMENT, AND (ii) IT HAS BEEN REPRESENTED BY SUCH COUNSEL AND OTHER ADVISORS OF ITS CHOOSING AS IT HAS DEEMED APPROPRIATE IN CONNECTION WITH ITS DECISION TO ENTER INTO THIS AGREEMENT.

        Section 3.2 Parties In Interest. This Agreement shall be binding upon and shall inure to the benefit of each Party and their respective successors and permitted assigns as provided for herein, and by their signatures hereto, and each Party intends to and does hereby become bound. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the Parties hereto and their respective successors and assigns any legal or equitable right, remedy or claim under or in or in respect of this Agreement or any provision herein contained.

        Section 3.3 Severability of Provisions. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

        Section 3.4 Plural; Singular. When used herein, the singular of each term includes the plural and the plural of each term includes the singular.

        Section 3.5 Counterparts. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one agreement and any Party hereto may execute this Agreement by signing any such counterpart.

        Section 3.6 Descriptive Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        Section 3.7 Future Assurances. Each Party shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the Parties as expressed herein.

        Section 3.8 Continued Validity of Agreement. The Current Agreement, as amended by this Amendment, shall continue in full force and effect among the Parties.

        Section 3.9 Fees and Expenses. The Company shall pay the reasonable legal fees and expenses of the Investors incurred in connection herewith.

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly signed as of the date first above written.

XM SATELLITE RADIO HOLDINGS INC.

By: _____________________________________________
_____________________
Name:
Title:

CLEAR CHANNEL INVESTMENTS, INC.

By: _____________________________________________
_____________________
Name:
Title:

HUGHES ELECTRONICS CORPORATION


By: _____________________________________________
_____________________
Name:
Title:

AMERICAN HONDA MOTOR CO., INC.


By: _____________________________________________
_____________________
Name:
Title:


MADISON DEARBORN CAPITAL PARTNERS III, L.P.                   MADISON DEARBORN SPECIAL EQUITY III, L.P.
By Madison Dearborn Partners III, L.P., its general           By Madison Dearborn Partners III, L.P., its general partner
partner                                                       By Madison Dearborn Partners LLC, its general partner
By Madison Dearborn Partners LLC, its general
partner                                                       By: _____________________________________________
                                                              _____________________
By: _____________________________________________             Name:
_____________________                                         Title:
Name:
Title:


SPECIAL ADVISORS FUND I, LLC
By Madison Dearborn Partners III, L.P., its manager
By Madison Dearborn Partners LLC, its general partner

By: _____________________________________________
_____________________
Name:
Title:


AEA XM INVESTORS I LLC                                        AEA XM INVESTORS II LLC
By AEA XM Investors I LP, its Sole Member                     By AEA XM Investors II LP, its Sole Member
By AEA XM Investors Inc., its General Partner                 By AEA XM Investors Inc., its General Partner

By: _____________________________________________             By: _____________________________________________
_____________________                                         _____________________
Name:                                                         Name:
Title:                                                        Title:





AEA XM INVESTORS IA LLC                                       AEA XM INVESTORS IIA LLC
By AEA XM Investors IA LP, its Sole Member                    By AEA XM Investors IIA LP, its Sole Member
By AEA XM Investors Inc., its General Partner                 By AEA XM Investors Inc., its General Partner

By: _____________________________________________             By: _____________________________________________
_____________________                                         _____________________
Name:                                                         Name:
Title:                                                        Title:


                                      -5-